

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2014

Via E-mail
Michael R. Dunn
Chief Executive Officer and Chief Financial Officer
FITT Highway Products, Inc.
26381 Crown Valley Parkway, Suite 230
Mission Viejo, CA 92691

> **Re: FITT Highway Products, Inc.**
> **Current Report on Form 8-K**
> **Filed January 13, 2014**
> **File No. 000-33519**

Dear Mr. Dunn:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response, as applicable. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K
Item 2.01 Completion of Acquisition or Disposition of Assets
Background of the Merger, page 3

1. Here, and elsewhere in your filing where you discuss the royalty payable to you for sales of F.I.T.T. Energy for Life, please state that this royalty is no longer operative and refer to it in the past tense since your operations have now been combined with those of F.I.T.T. Energy Products, Inc.

2. Similarly, throughout your Form 8-K when you describe the current business and operations of FITT Highway Products, Inc., please revise as necessary to accurately reflect the state of the business subsequent to the merger with F.I.T.T. Energy Products, Inc. For example, the description of the following no longer appears accurate in light of the merger and resulting discontinuation of F.I.T.T. Energy as a separate entity:

- F.I.T.T. Energy's obligation to pay royalties and advance funds to FITT Highway in the "Business" section on pages 3-4; and
- FITT Highway's contractual relationship with F.I.T.T. Energy and the allocation of responsibilities between the parties on pages 5-6 under the caption "Operations"

Item 1. Business
Description of Business, page 3

3. Please amend this disclosure to reflect the change in your source of cash flow in light of the merger.

4. Please clarify whether the IRS levy on you remains in effect and state the balance still owed to the IRS.

Products, page 4

5. Please disclose the extent of your collaboration with Dr. Rand Scott, including the terms of any collaboration arrangement, such as Dr. Rand's rights to intellectual property and/or revenues related to the sale of the company's energy shot products and any other material rights and obligations between Dr. Rand and the company. Please also disclose whether this collaboration remains in effect and, if so, for how long. If there is there is a written agreement memorializing the terms of this collaboration, please file it as an exhibit to your Form 8-K.

FITT Energy Shot, page 4

6. Please revise this discussion to include cautionary language advising investors that the potential health benefits that you ascribe to Resveratrol in this paragraph have not been definitely established by the scientific community, there is no scientific consensus about the potential health benefits of Resveratrol, and neither the FDA nor any comparable regulatory agency have approved resveratrol or resveratrol-based products for the treatment of any illness, injury or condition.

Caffeine Concerns, page 5

7. Please disclose the level of caffeine present in FITT Energy Shot and compare it to the levels included in the products you consider to be your principal competitors, as well as the beverages being examined by the San Francisco's city attorney and the FDA.

8. Please remove your reference to the "proven" health benefits of Resveratrol, as it there is no scientific consensus as to the health benefits of Resveratrol in humans. Please also remove your statement that your use of vasodilators in your product "helps mitigate health concerns" or clarify what health concerns you are speaking of and provide

substantiation from a credible third-party authority that your product specifically helps to mitigate such health concerns because of the use of vasodilators.

Blood Pressure Study, page 5

9. Please file as an exhibit the 2011 report by Mandava Associates regarding the 2011 clinical trial of patients' blood pressure, identify in your 8-K the two competitors' products that were used for comparative purposes and specify the dosages, time periods evaluated, number of patients and other clinical parameters and results of the study. In addition, please file as an exhibit to your Form 8-K a written statement from Mandava Associates expressly consenting to the summarization of its report in your filing.

Operations, page 5

10. You state that you have nearly $2.6 million in debt but the individual debt components you disclose only amount to approximately $1.9 million. Here and on page 11 under the caption entitled "Debt," please amend your disclosure to provide the remaining balance of the debt as of the most recent date practicable, giving effect to any debt conversions and/or repayment, and specify the source(s) and component amounts of the remaining debt.

Marketing, page 6

11. Please remove the phrases "which are currently being performed by FITT" and "FITT anticipates" from this discussion so that it reflects the post-merger status of the combined company.

12. Please amend your filing to disclose the material terms of your agreements with the following parties and file these agreements as exhibits:

- GRIPS Marketing Corporation;
- Havas Edge, LLC;
- SummitHill Sales & Marketing, Inc. ;
- Sports1 Marketing LLC; and
- Anna Rawson

Distribution, page 7

13. The letter you received from Core-Mark International in April 2012 appears to constitute a material agreement. Accordingly, please file this document as an exhibit to your Form 8-K and disclose its material terms, including the respective rights and commitments of the parties, payment obligations, duration and termination provisions.

Production, page 7

14. We note your statement that although Wellington owns the formula for the FITT Energy Shot, "there is no barrier to its recreation." Please disclose whether you have any co-ownership rights in the formula and clarify why you believe there is no barrier to you or third parties replicating the formula without Wellington's consent. For example, if Wellington owns the formula, it would seem that it also retains certain proprietary rights to the use, transfer and replication of the formula. Please advise.

The Industry, page 8

15. Please note in this discussion that neither the Food and Drug Administration, nor any other comparable regulatory agency, reviews or pre-approves the sale of energy drinks, including yours, since they are marketed as dietary supplements rather than drugs.

Management's Discussion and Analysis of Financial Condition ,page 9

16. Please revise to address the reason(s) for the decline in net sales over the first nine months ended September 30, 2013 as compared to the same period in 2012. Similarly, please discuss the drop in net sales during the third quarter of 2013 as compared to third quarter of 2012.

Item 8. Legal Proceedings, page 16

17. Please amend your filing to disclose your pending material legal proceedings. You may not incorporate this disclosure from your prior periodic reports.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Scot Foley at (202) 551-3383, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director